

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2024

Eyal Perez
Chairman of the Board
Genesis Growth Tech Acquisition Corp.
Bahnhofstrasse 3
Hergiswil Nidwalden, Switzerland

> **Re: Genesis Growth Tech Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 7, 2024**
> **File No. 001-41138**

Dear Eyal Perez:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Andrei Sirabionian, Esq.